

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

April 18, 2008

<u>VIA U.S. MAIL AND FAX (203) 373-2884</u>

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

  Re: **General Electric Company**
     Form 10-K for the year ended December 31, 2007
     Filed February 20, 2008
     File No. 001-00035

Dear Mr. Sherin:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Exhibit 13, Financial Section of GE's 2007 Annual Report to Shareowners

Management's Discussion and Analysis, page 42

Overview of Our Earnings from 2005 through 2007, page 42

1.   We note on page 43 that your Industrial segment launched a comprehensive, multi-year restructuring plan during 2007. If material, revise future filings to provide each major type of cost associated with your restructuring plan and the related disclosures required or tell us why such disclosure is not required. Refer to paragraph 20 of SFAS 146.

Financial Resources and Liquidity, page 54

2.   It appears from your disclosure on page 54 of your Annual Report to Shareowners and related disclosures that a significant portion of GE Money's "U.S. installment and revolving credit" receivables relate to those receivable from subprime borrowers. We also note your disclosure on page 54 regarding the effect of the deteriorating credit environment in the United States. In future filings, as applicable, please expand your discussion of known trends and uncertainties to analyze whether such trends will have a material impact on your liquidity or results of operations. For example, describe and analyze how current and anticipated delinquency rates and the deteriorating credit environment will affect the revenues you generate from the financing receivables and other assets in your portfolio. In this regard, we note that management indicated during its fourth quarter earnings conference call on January 18, 2008 that it expects a decrease in GE Money segment profit and increase in loss allowance related to financing receivables from the United States.

Financial Statements

Summary of Significant Accounting Policies, page 69

Sales of goods and services, page 70

3.   We note your disclosure about customer acceptance, which states, "if customer acceptance of goods is not assured, we record sales only upon formal customer acceptance". Please address the following:

   •   Explain your client acceptance process and the documents that record the acceptance by the customer. Explain when these are obtained and how they impact your revenue recognition. In the absence of the formal customer acceptance, explain to us how you assure the customer acceptance.

- Tell us your consideration of the guidance in Question 1 of SAB Topic 13.A.3b which states, "the delivery criterion would generally be satisfied…unless product performance may reasonably be different under the customer's testing conditions specified by the acceptance provisions."

- Tell us whether the customer has the right to terminate the contract or to demand a refund if the customer-specified conditions are not met.

- Please revise your disclosure to clarify, in future filings.

4.   We note the disclosure related to the sale of goods from your Infrastructure and Healthcare segments on page 70. Please address the following:

- Describe to us the undelivered performance obligations usually associated with the sale of these products. Clarify whether you defer revenue until <u>all</u> of multiple components are delivered when the fair value of undelivered component cannot be determined satisfactorily. Otherwise, please explain what is meant by the disclosure that you defer sales recognition until it is delivered and why your accounting is in accordance with U.S. GAAP. Revise your disclosure in future filings to clarify.

- Tell us how the undelivered performance obligations relate to the products as a whole.

- Explain to us, in greater detail, what inconsequential or perfunctory performance obligations you have after you deliver your products or services. Discuss your conclusion as to why you consider the obligations to be inconsequential and perfunctory.

- Refer to SAB Topic 13 A 3c in your response.

Note 2. Discontinued Operations, page 74

WMC, page 74

5.   We note that you completed the sale of your U.S. mortgage business for $117 million in cash and <u>retained</u> certain contractual obligations and potential liabilities related to previously sold loans. Please describe to us the nature of the contractual obligations and potential liabilities related to the previously sold loans in greater detail including the amount of the contractual obligations and the potential liabilities. Also explain how you valued and accounted for these contractual obligations and the potential liabilities, citing applicable U.S. GAAP. In this regard, please tell us who purchased your U.S. mortgage business.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief